UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Nexxen International Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, Par Value NIS 0.02 Per Share
(Title of Class of Securities)

M8T80P204
(CUSIP Number of Class of Securities)

Amy Rothstein
Chief Legal Officer
Nexxen International Ltd.
100 Redwood Shores Parkway, 3rd Floor
Redwood City, California 94065
(425) 279-1222

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

Copies to:

James J. Masetti, Esq.
Christina F. Pearson, Esq.
Laura McDaniels, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2550 Hanover Street
Palo Alto, California 94304
(650) 233-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to Schedule TO (together with any exhibits and annexes attached hereto, this “Amendment No. 4”), is filed by Nexxen International Ltd., a company organized under the laws of Israel (the “Company”), and is the final amendment to the Tender Offer Statement on Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 2, 2025, as amended by Amendment No. 1 filed with the SEC on May 8, 2025, Amendment No. 2 filed with the SEC on May 13, 2025 and Amendment No. 3 filed with the SEC on May 22, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to an offer by the Company to cancel certain outstanding options to purchase the Company’s ordinary shares held by eligible employees of the Company and its subsidiaries in exchange for a cash payment (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Cancel Eligible Options for Cash dated May 1, 2025 (the “Offering Memorandum”), filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference.

This Amendment No. 4 reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities and Exchange Act of 1934, as amended. Except as otherwise set forth in this Amendment No. 4, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offering Memorandum. You should read this Amendment No. 4 together with the Schedule TO and the Offering Memorandum.

Amendments to the Schedule TO

Section 4. Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m. Eastern Time on Friday, May 30, 2025. A total of 95 Eligible Holders participated in the Offer. Pursuant to the Offering Memorandum, Eligible Options to purchase an aggregate of 857,816 of the Company’s ordinary shares were validly tendered and not withdrawn, and the Company has accepted for repurchase all such Eligible Options. Each Eligible Participant who validly tendered Eligible Options pursuant to the Offering Memorandum will receive a cash payment of $2.08 per share for Eligible Options with an exercise price of $14.44 per share and $0.78 per share for Eligible Options with an exercise price of $21.52 per share, in each case less applicable tax withholdings. The Company will promptly make such cash payments in the aggregate amount of $877,096.47.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nexxen International Ltd.

Date: June 6, 2025	By:	/s/ Amy Rothstein
Chief Legal Officer